UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

Human Genome Sciences, Inc.

(Name of Subject Company)

H. Acquisition Corp.

(Offeror)

GlaxoSmithKline plc

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

444903108

(Cusip Number of Class of Securities)

Edgar B. Cale, Esq.

GlaxoSmithKline

2301 Renaissance Boulevard

P.O. Box 61540

King of Prussia, Pennsylvania 19406-2772

610-787-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Victor I. Lewkow, Esq. Benet O’Reilly, Esq. Cleary Gottlieb Steen & Hamilton LLP	Adam O. Emmerich, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 212-403-1000
One Liberty Plaza New York, New York 10006 212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,960,272,380.00	$339,247.21

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 199,070,934 shares of common stock of Human Genome Sciences, Inc. (“HGS”) issued and outstanding as of March 31, 2012 as set forth in HGS’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on April 25, 2012; (2) 17,017,555 shares of common stock of HGS subject to issuance pursuant to options exerciseable as of December 31, 2012 as set forth in HGS’s Annual Report on Form 10-K filed with the SEC on February 28, 2012; and (3) 11,624,771 shares of common stock of HGS subject to issuance upon conversion of HGS’s Convertible Subordinated Notes due 2012 as set forth in HGS’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2012.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by ..00011460.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Schedule TO relates to the offer by H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Human Genome Sciences, Inc., a Delaware corporation (“HGS”), at $13.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated May 10, 2012.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of summary advertisement dated May 10, 2012.

(a)(5)(A)	Text of press release issued by GSK, dated May 9, 2012.(1)

(a)(5)(B)	Text of press release issued by GSK, dated May 10, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(1)	Incorporated by reference to the Schedule TO-C filed by GlaxoSmithKline plc on May 9, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2012

GLAXOSMITHKLINE PLC

By:	/s/ Victoria Whyte
Name: Victoria Whyte
Title: Company Secretary

H. ACQUISITION CORP.

By:	/s/ Chester Koczynski
Name: Chester Koczynski
Title: President

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase dated May 10, 2012.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of summary advertisement dated May 10, 2012.

(a)(5)(A)	Text of press release issued by GSK, dated May 9, 2012.(1)

(a)(5)(B)	Text of press release issued by GSK, dated May 10, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(1)	Incorporated by reference to the Schedule TO-C filed by GlaxoSmithKline plc on May 9, 2012.

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